UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 22 July, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Sibanye Gold Limited
Reg. 2002/031431/06

Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MEDIA RELEASE:

UPDATED TRADING STATEMENT FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2013

Westonaria, 22 July 2013: Further to the trading statement released on 8 May 2013, Sibanye Gold (JSE: SGL & NYSE: SBGL) reports that there is a reasonable degree of certainty that headline earning per share ("HEPS") for the six-month period ended 30 June 2013 ("the Period") will be between 110 cents per share and 130 cents per share.

As a result of the Section 189 process at Beatrix West Section and in accordance with International Financial Reporting Standards ("IFRS"), Sibanye Gold has reviewed the carrying value of the Beatrix West Section mining assets. The Company has impaired the mining assets of Beatrix West Section by approximately R591 million (post tax), which together with other non-recurring restructuring costs, has contributed to earnings per share ("EPS") for the Period of between 35 cents per share and 45 cents per share.

The earnings ranges above are based on 733 603 546 shares in issue at 30 June 2013.

Based on the lower weighted average number of shares in issue during the Period of 566 412 788 shares, HEPS will be between 140 cents per share and 170 cents per share and EPS will be between 40 cents per share and 60 cents per share.

Sibanye Gold will release operating and financial results for six-month period ended 30 June 2013 on Tuesday, 13 August 2013.

The information on which the trading statement has been based has not been reviewed or reported on by the Company's auditors.

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

www.sibanyegold.co.za

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Barry Davison* Rick Menell*
Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No. 473 020 9410

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

Updated trading statement for the six-month period ended 30 June 2013

Westonaria, 22 July 2013: Further to the trading statement released on 8 May 2013, Sibanye Gold (JSE: SGL & NYSE: SBGL) reports that there is a reasonable degree of certainty that headline earnings per share ("HEPS") for the six-month period ended 30 June 2013 ("the Period") will be between 110 cents per share and 130 cents per share.

As a result of the Section 189 process at Beatrix West Section and in accordance with International Financial Reporting Standards ("IFRS"), Sibanye Gold has reviewed the carrying value of the Beatrix West Section mining assets. The Company has impaired the mining assets of Beatrix West Section by approximately R591 million (post tax), which together with other non-recurring restructuring costs, has contributed to earnings per share ("EPS") for the Period of between 35 cents per share and 45 cents per share.

The earnings ranges above are based on 733 603 546 shares in issue at 30 June 2013.

Based on the lower weighted average number of shares in issue during the Period of 566 412 788 shares, HEPS will be between 140 cents per share and 170 cents per share and EPS will be between 40 cents per share and 60 cents per share.

Sibanye Gold will release operating and financial results for six-month period ended 30 June 2013 on Tuesday, 13 August 2013.

The information on which the trading statement has been based has not been reviewed or reported on by the Company's auditors

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: July 22, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer